Anil Dhirubhai Ambani Group

07024860

RECEIVED

2007 JUL -3 A 8:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

26th June, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated 26th June, 2007 intimating that the Unit 2 of Dahanu Thermal Power Station of the company would be withdrawn from the grid for scheduled maintenance for a period of 25 days.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

7/3

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Anil Dhirubhai Ambani Group

RECEIVED
2007 JUL -3 A 8: 44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

June 26, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 *2039,*
email : Corp.relations@bseindia.com

Dear Sirs,

Sub: **Overhaul of Unit No. 2 of Dahanu Power Station**

Pursuant to Clause 36 of the listing agreement, we notify that the Unit No. 2 of 250 MW of the Dahanu Thermal Power Station of the company would be withdrawn from the grid for scheduled overhaul for a period of about 25 days, starting from 00-00 hours of July 1, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Anil Dhirubhai Ambani Group

RECEIVED
2007 JUL -3 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

June 26, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in

Dear Sirs

Sub: **Overhaul of Unit No. 2 of Dahanu Power Station**

Pursuant to Clause 36 of the listing agreement, we notify that the Unit No. 2 of 250 MW of the Dahanu Thermal Power Station of the company would be withdrawn from the grid for scheduled overhaul for a period of about 25 days, starting from 00-00 hours of July 1, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END